UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________________ to ______________

Commission File Number 001-14273

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CORE LABORATORIES PROFIT SHARING AND RETIREMENT PLAN
6316 Windfern Road
Houston, Texas 77040

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Core Laboratories N.V.
Strawinskylaan 913
Tower A, Level 9
1077 XX Amsterdam
The Netherlands

REQUIRED INFORMATION

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, also known as ERISA.

ITEM 4. As permitted by the U.S. Securities and Exchange Commission Rules, Items 1, 2, and 3 of this Annual Report on Form 11-K have been omitted, and the following financial statements of the Plan, notes to such financial statements, and the Report of Independent Registered Public Accounting Firm on such financial statements are being filed in this Report in accordance with ERISA reporting requirements:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014

(c)	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015

(d)	Notes to Financial Statements as of December 31, 2015 and 2014

(e)	Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2015

The Independent Registered Public Accounting Firm's Consent to the incorporation by reference of these financial statements in the Registration Statement on Form S-8 (No. 333-73772, 333-73774), which pertains to the Core Laboratories Profit Sharing and Retirement Plan, is being filed as Exhibit 23.1 to this Annual Report on Form 11-K.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
DECEMBER 31, 2015 and 2014

INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Page

Report of Independent Registered Public Accounting Firm - Ham, Langston & Brezina, L.L.P.	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2015	3

Notes to Financial Statements	4

Supplemental Schedule:*

Schedule of Assets (Held at End of Year) as of December 31, 2015	13

Signature	14

Index to Exhibits:
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - Ham, Langston & Brezina, L.L.P.	16

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because the schedules are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the Core Laboratories Profit Sharing and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Core Laboratories Profit Sharing and Retirement Plan (the "Plan") as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014 and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor's ("DOL”) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). This supplemental schedule is the responsibility of the Plan's management. Our procedures include determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion in the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the DOL’s Rules and Regulation’s for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
June 27, 2016

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS

Investments, at fair value:
Life insurance contract	$71,329	$68,397
Core Laboratories N.V. Common Stock	44,582,000	51,872,135
Mutual funds	97,844,793	101,822,883
Total investments, at fair value	142,498,122	153,763,415

Investments, at contract value:
Group annuity contract	49,381,137	47,554,165

Total investments	191,879,259	201,317,580

Receivables:
Participant contributions	176,332	314,805
Employer contributions	1,606,981	1,841,468
Notes receivable from participants	2,886,546	3,442,631
Other	49,620	56,289

Total receivables	4,719,479	5,655,193

Total assets	196,598,738	206,972,773

LIABILITIES

Excess contributions payable	329,324	33,014
Other payables	14,500	14,500

Total liabilities	343,824	47,514

Net assets available for benefits	$196,254,914	$206,925,259

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

Investment income (loss):
Interest and dividend income	$3,345,895
Net depreciation in fair value of investments	(7,159,844)

Total investment loss	(3,813,949)

Contributions:
Participant	6,646,791
Employer	4,834,373
Participant rollovers	326,250

Total contributions	11,807,414

Interest income on notes receivable from Participants	133,008

Total investment loss, contributions, and interest income on notes receivable from participants	8,126,473

Deductions from net assets attributed to:
Withdrawals and retirement benefits	18,742,430
Administrative expenses	54,388

Total deductions	18,796,818

Net decrease in net assets available for benefits:	(10,670,345)

Net assets available for benefits, beginning of year	206,925,259

Net assets available for benefits, end of year	$196,254,914

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

1.	SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan" or "Core Lab Plan") is sponsored by an entity (the "Company") wholly owned by Core Laboratories N.V. and was established, effective October 1, 1994 through its predecessor entity, Core Laboratories, Inc. The following brief description of the Plan provides only general information. Participants should refer to the Summary Plan Description or Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code (the "Code").

Plan Amendments

On January 1, 2015, the Plan was amended and restated to incorporate prior Plan amendments and modify the definition of disability for the Plan’s filing of the Determination Letter. Before the amendment, the definition was that a participant would be considered totally and permanently disabled if the committee determined, based on a written medical opinion (unless waived by the committee as unnecessary), that such participant was permanently incapable of continuing his usual and customary employment with the employer for physical or mental reasons.  The updated definition of disability requires a participant to be considered totally and permanently disabled if a physical or mental condition of the participant, resulting from bodily injury, disease or mental disorder, renders such participant incapable of continuing any gainful occupation and which condition constitutes total disability under the U.S. federal Social Security Acts.

Subsequently, the Plan had the first amendment to the 2015 restatement on September 15, 2015 in which the eligibility for requesting a loan from the Plan was modified. Prior to the amendment, non-employee Plan participants (such as terminated employees, beneficiaries and alternate payees) were permitted to request a loan from their account balance in the Plan. This was modified effective October 1, 2015 and only participants who are actively employed are considered eligible to request a loan.

Plan Administrator and Trustee

An administrative committee appointed by the Company is the Plan Administrator as defined under ERISA. Prudential Retirement Insurance and Annuity Company (the "Record-keeper”) and Prudential Bank and Trust FSB (the “Trustee”) have been contracted to serve as the record-keeper and the trustee of the Plan, respectively. The Trustee is the custodian of the mutual fund and group annuity contract investments, Conseco is the custodian of the life insurance and Prudential Bank & Trust Company is the custodian of Core Laboratories N.V. Common Stock.

Eligibility

Substantially all of the Company's employees are eligible to participate in the Plan. For full-time eligible employees working 40 hours per week, participation may commence upon the later of the eligible employee's date of hire or the date on which such employee attains the age of 21. However, part-time employees must satisfy a service requirement of 1,000 hours of service during a Plan year before becoming eligible to participate.

Contributions

The Plan allows each participant to make pre-tax contributions or after-tax Roth contributions of up to 60% of his or her compensation, as defined by the Plan, up to the statutory limit of $18,000 for 2015 and $17,500 for 2014. The Plan also allows participants who attained age 50 before the close of the Plan year to contribute an additional "catch-up" contribution in the amount of $6,000 for 2015 and $5,500 for 2014 as permitted under the Code. The Company may, in its discretion, make matching contributions equal to a designated percentage of each participant's pre-tax contributions, up to a maximum of a designated percentage of the participant's compensation. In addition, the Company may, in its discretion, make an additional discretionary contribution for a Plan year with respect to each participant who has completed one year of service (as defined by the Plan) and is employed by the Company on the last day of such Plan year. During the year ended December 31, 2015, the Company made matching contributions in accordance with the Plan provisions up to a maximum of 4% of the participants' compensation totaling $3,258,479. In addition, the Company made discretionary contributions for the 2015 Plan year equal to 1.5% of the base compensation of the participants eligible to share in the contribution totaling $1,575,894. Such discretionary contribution was allocated to those eligible participants based upon a formula which included the participants' compensation and weighted average years of service in accordance with the terms of the Plan document.

The application of certain rules and restrictions under the Code may require that a portion of the contributions from certain highly compensated employees, as well as a portion of the corresponding Company matching contributions, be refunded in order to comply with the Code.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions, allocations of any additional discretionary Company contribution, Plan earnings, and charged with an allocation of administrative expenses. Allocations are generally based on participant earnings or account balances, as applicable, in accordance with the terms of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance, as defined below.

Vesting

Participants are fully vested in their contributions and related earnings or losses. Participants vest in Company matching and discretionary contributions and the related investment earnings or losses at the rate of 20% for each completed year of service, as defined by the Plan. A participant becomes fully vested in Company contributions and related earnings/losses if such participant, while employed by the Company, becomes totally and permanently disabled, upon death, or attains normal retirement age of 65, as defined by the Plan document.

Investment Program

Participants may direct the investment of their contributions, the Company's matching and any additional discretionary contributions in any of 18 mutual funds, one group annuity contract and Core Laboratories N.V. Common Stock. The Plan's life insurance contract was not available during the years ended December 31, 2015 and 2014 as a participant investment option.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds on a daily basis with some restrictions. Participants can also choose from four Asset Allocation Models: Conservative Model; Moderate Model; Moderate Aggressive Model or Aggressive Model, each of which represents a designated blend of the available mutual funds. Participants who select one of the Asset Allocation Models can also choose to invest a portion of their account balances in Core Laboratories N.V. Common Stock. For Insiders, as defined by the U.S. Securities and Exchange Commission, transfers into or out of Core Laboratories N.V. Common Stock are limited to certain trading windows.

Administrative Expenses

The Plan pays substantially all administrative expenses. For the year ended December 31, 2015, expenses were comprised of approximately $31,000 for legal fees, $15,000 for audit fees, $7,000 for loan administration fees and $2,000 for recordkeeping fees.

Expense Offset Arrangements

Fees incurred by the Plan for the investment management services or recordkeeping are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment.

Notes Receivable from Participants

The Plan permits eligible participants to borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balances in the Plan. Notes receivable bore interest ranging from 4.25% to 6.19% for the year ended December 31, 2015. Notes receivable are repaid through payroll deductions over a period not to exceed five years and are collateralized by the vested balance in the participant's account and are calculated on a fully amortized basis.

Payment of Benefits and Forfeitures

Upon termination of employment, death, disability, or retirement, a participant, or the participant's estate in the case of death, may elect to receive a distribution equal to the participant's vested interest in his or her Plan account balance. A participant may elect an in-kind distribution of the portion of his or her vested account balance that is invested in Core Laboratories N.V. Common Stock.

A participant may make an in-service withdrawal from his or her vested account balance at age 59 1/2 or later. Subject to satisfying the applicable requirements of the Code, a participant also may make an in-service withdrawal from his or her pre-tax contributions in the event of financial hardship, although such participant will be suspended from making additional pre-tax contributions to the Plan for a period of six months. A participant can withdraw his or her rollover contributions, if any, from the Plan without being suspended from making additional pre-tax contributions to the Plan.

Prior to age 59 1/2, a participant may elect an in-service distribution of an amount not exceeding the then value of the Participant's Vested Interest, as defined by the Plan document, in the Participant's Employer Contributions, subject to the following limitations: (a) the participant must have been a participant in the Plan for at least five years; and (b) the amount available for such in-service distribution must be an Eligible Rollover Distribution.

Upon a participant's termination of employment, any unvested Company contributions and the related investment earnings or losses will be forfeited. Subject to certain conditions, a participant who returns to employment within five years from his or her previous termination date is entitled to have his or her forfeited account balance restored. Forfeitures, net of amounts restored, are used to reduce future Company contributions under the Plan or to pay Plan expenses. During the year ended December 31, 2015, forfeitures of $266,488 were used to reduce Company contributions. Forfeitures of $15,875 and $16,858 were available to reduce future Company contributions or to pay Plan expenses, at December 31, 2015 and 2014, respectively.

Excess Contributions Payable

Excess contributions payable represents an amount withheld from participants in excess of Code limitations that are to be refunded at year-end. As of December 31, 2015 and 2014, $329,324 and $33,014, respectively, of excess contributions thereon are required to be refunded prior to December 31 of the subsequent year. These amounts were refunded to participants prior to March 15th of the year following the Plan year-end. Excess contributions are netted against participant contributions in the Statement of Changes in Net Assets Available for Benefits.

Priorities Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated and distributed among the participants and beneficiaries of the Plan in accordance with ERISA and the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Investment Valuation

Core Laboratories N.V. Common Stock and mutual fund securities are valued at fair value. Core Laboratories N.V. Common Stock values are based on their quoted market prices. Investments in shares of mutual funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Plan's interest in the group annuity contract is valued based on the information provided by the issuer and is carried at the contract value which approximates fair value. Investments in life insurance policies are recorded at the cash surrender value of the life insurance policies, as determined by the issuer of the insurance policy, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Investment Income

Investment income includes the net appreciation or depreciation in the fair value of the Plan's fair value investments, consisting of realized and unrealized gains and losses. Dividend and interest income from investments and notes receivable from participants are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amount of net assets available for benefits and changes therein.

Plan management evaluates estimates on an ongoing basis and utilizes historical experience, as well as various other assumptions believed to be reasonable in a given circumstance, in order to make these estimates. Actual results could differ from estimates, as assumptions and conditions change.

Benefit Payments

Benefits are recorded when paid.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 applies to reporting entities that elect to measure the fair value of an investment using the net asset value (“NAV”) per share (or its equivalent) as a practical expedient. Under the amendments in this update, investments for which fair value is measured using NAV per share (or its equivalent) as the practical expedient should not be categorized in the fair value hierarchy. Removing those investments from the fair value hierarchy not only eliminates the diversity in practice resulting from the way in which investments measured at NAV per share (or its equivalent) with future redemption dates are classified, but also ensures that all investments categorized in the fair value hierarchy are classified using a consistent approach. Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied, will continue to be included in the fair value hierarchy. A reporting entity should continue to disclose information on investments for which fair value is measured at NAV (or its equivalent) as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from NAV. ASU No. 2015-07 is effective for fiscal years beginning on or after December 15, 2016 on a retrospective basis. Early adoption is permitted and accordingly, Plan management has elected to adopt ASU No. 2015-07 early.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) - (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, to reduce the complexity in employee benefit plan accounting.

Part I - Fully Benefit-Responsive Investment Contracts: Eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts.

Part II - Plan Investment Disclosures: Eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset.

Part III - Measurement Date Practical Expedient: Reduces complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end. Part III is not applicable to the Plan.

ASU No. 2015-12 is effective for fiscal years beginning on or after December 15, 2016. Parts I and II are effective on a retrospective basis, and Part III is effective on a prospective basis. Early adoption is permitted. Management has elected to adopt Parts I and II early. Part III is not applicable to the Plan.

3.	FAIR VALUE MEASUREMENTS

In determining fair value, the degree of judgment used to measure fair value generally correlates to the type of pricing and other data used as inputs, or assumptions, in the valuation process. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's own market assumptions using the best information available. Based on the type of inputs used to measure the fair value of the Plan's financial instruments, the Plan classifies them into the following three-level hierarchy:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•
Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities in active or inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 includes unobservable inputs which reflect the Plan's estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In determining the fair value of the assets and liabilities, the Plan generally uses two approaches, the market approach and the cost approach. The market approach uses prices and other relevant data based on market transactions involving identical or comparable assets. The cost approach is the amount that would be currently required to replace an asset and indicates the cost to the Plan to require a substitute asset.

The following is a description of the valuation methods used for assets measured at fair value at December 31, 2015 and 2014. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Registered Investment Companies (mutual funds): The fair value of these funds is based on the daily closing price as reported by the fund (Market approach). Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net assets value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Core Laboratories N.V. Common Stock: The fair value of this security is based on observable market quotations in an active market and is priced on a daily basis at the close of business (Market approach).

Life insurance contracts: The fair value of these contracts is based on the cash surrender value of the contracts (Cost approach).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2015 and 2014:

		Fair Value Measurement at December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Mutual funds	$97,844,793	$97,844,793	$—	$—
Core Laboratories N.V. Common Stock	44,582,000	44,582,000	—	—
Life Insurance Contract	71,329	—	—	71,329
Total	$142,498,122	$142,426,793	$—	$71,329

		Fair Value Measurement at December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Mutual funds	$101,822,883	$101,822,883	$—	$—
Core Laboratories N.V. Common Stock	51,872,135	51,872,135	—	—
Life insurance contract	68,397	—	—	68,397
Total	$153,763,415	$153,695,018	$—	$68,397

The following tables present the changes in fair value of the Plan's Level 3 investment assets for the years ended December 31, 2015 and 2014:

	2015	2014
Balance at January 1,	$68,397	$65,583
Interest and dividends on investments	3,398	3,259
Sales	(466)	(445)
Balance at December 31,	$71,329	$68,397

4.	INVESTMENTS CARRIED AT CONTRACT VALUE

Group Annuity Contract

The Plan invests in a group annuity contract with Prudential Retirement Insurance and Annuity Company ("PRIAC") with the purpose to fund the guaranteed benefits for the Plan.

The group annuity contract is fully benefit-responsive; therefore, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Plan. Contract value, which estimates fair value, as reported to the Plan by PRIAC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The concept of a value other than contract value does not apply to this insurance company issued general account backed evergreen (no maturity date) group annuity spread product. Upon a discontinuance of the contract, contract value would be paid no later than 90 days from the date notice of discontinuance is provided. This contract's operation does not have provisions to contract at a value other than contract value. The fund is not backed by specific securities but instead backed by PRIAC's general account. As a result of the contract terms, contract value approximates fair value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.50%. The crediting interest rate for the year ended December 31, 2015 was 1.75% on the participants' group annuity contract account balances. A single crediting rate is applied to all contributions made to the fund regardless of the timing of those contributions. Such interest rates are reviewed on a semi-annual basis. The average yield for the year ended December 31, 2015 was 1.75%.

5.	RISKS AND UNCERTAINTIES

The Plan provides for various investments in mutual funds, a group annuity contract and Core Laboratories N.V. Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, foreign exchange, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits, Statement of Changes in Net Assets Available for Benefits, and the amounts reported in participant accounts.

6.	FEDERAL INCOME TAX STATUS

The Plan received a favorable determination letter dated July 6, 2015, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.

7.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides for investment in shares of Core Laboratories N.V. Common Stock, investment in funds managed by the Trustee, and a group annuity issued by the record-keeper. The Plan also allows participants to borrow from their vested balances. These transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; consequently, these transactions are permitted.

8.	SUBSEQUENT EVENTS

In accordance with the First Amendment to the Core Laboratories Profit Sharing and Retirement Plan, effective January 1, 2016, the Company implemented Safe Harbor Matching Contributions that do not exceed 4% of the Participant's Eligible Compensation for such payroll period. Catch-Up Contributions are matched accordingly. Safe Harbor Matching Contributions are 100% vested with no allocation restrictions.  However, Safe Harbor Matching Contributions are not permitted to be distributed to a Participant who is taking a Hardship Distribution or to a participant who is under age 59 ½ taking an In-service withdrawal. The Safe Harbor Matching Contributions replaced the Employer Discretionary Matching Contributions.

Furthermore, the First Amendment to the Core Laboratories Profit Sharing and Retirement Plan, effective January 1, 2016, implemented a process to automatically rollover terminated Participants with vested balances greater than $1,000 but less than $5,000 into IRA's.

SUPPLEMENTAL SCHEDULE

Form 5500, SCHEDULE H, line 4i

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

Plan Number: 001
EIN: 76-0446294

(a)	(b) Identity of Issuer, Borrower, Lessor or Other Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	** (e) Current Value

*	Core Laboratories N.V.	Common Stock	$44,582,000
*	Prudential Retirement	Group Annuity Contract with a minimum crediting rate of 1.5%	49,381,137
	American Funds	Mutual Fund - Washington Mutual Investors Fund - Class R-6	17,394,232
	American Funds	Mutual Fund - EuroPacific Growth Fund - Class R-6	17,126,463
	American Funds	Mutual Fund - The Growth Fund of America - Class R-6	16,757,627
	The Vanguard Group	Mutual Fund - 500 Index Fund Signal Class	9,475,634
	Lord Abbett & Company	Mutual Fund - Developing Growth Fund - Class I	8,548,291
	RidgeWorth Investments	Mutual Fund - Mid-Cap Value Equity Fund	7,511,531
	PIMCO Funds	Mutual Fund - Total Return Fund Institutional Class	5,412,111
*	Participant Loans	Interest rates ranging from 4.25% to 6.19% with varying maturity dates	2,886,546
	Goldman Sachs	Mutual Fund - Growth Opportunities Fund	2,727,058
	Cohen & Steers Funds	Mutual Fund - Realty Shares	3,180,503
	Victory Capital Management	Mutual Fund - Small Company Opportunity Fund	2,384,193
	Lazard Funds	Mutual Fund - Emerging Markets Equity Portfolio Institutional Shares	1,742,306
	The Vanguard Group	Mutual Fund - Total Stock Market Index	1,478,320
	Invesco	Mutual Fund - International Small Company Fund - Class R-6	1,297,991
	The Vanguard Group	Mutual Fund - Small Cap Stock Index	1,225,406
	The Vanguard Group	Mutual Fund - Mid Capitalization Index	884,161
	Calvert Investments	Mutual Fund - Calvert Social Index	389,732
	The Vanguard Group	Mutual Fund - Total Stock Market Index Admiral	307,560
	Conseco Life Insurance Company	Life Insurance Policies - Cash surrender value	71,329
	Dimensional Fund Advisors	Mutual Fund - US Social Core Equity Fund	1,674
			$194,765,805

*    Represents a party-in-interest transaction.
**    Cost information is not presented because all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN

	By:	Administrative Committee of the
Core Laboratories Profit Sharing and
Retirement Plan

Date: June 27, 2016	By:	/s/ Richard L. Bergmark
Richard L. Bergmark
Administrative Committee Member,
Core Laboratories Profit Sharing and
Retirement Plan

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - Ham, Langston & Brezina L.L.P.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-73772, 333-73774) of Core Laboratories N.V. of our report dated June 27, 2016 relating to the financial statements of Core Laboratories Profit Sharing and Retirement Plan, which appears in this Form 11-K.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
June 27, 2016